March 26, 2025

Evgeniy Ler
Chief Financial Officer
Freedom Holding Corp.
   Esentai Tower    BC, Floor 7
77/7 Al Farabi Ave
Almaty, Kazakhstan 050040

       Re: Freedom Holding Corp.
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-33034
Dear Evgeniy Ler:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2024
Item 8. Financial Statements and Supplementary Data
Notes to Audited Consolidated Financial Statements March 31, 2024
Note 17 - Insurance Contract Assets and Liabilities from Insurance Activities, page 148

1. Please revise future filings to provide the detailed rollforward discloses as required by ASC 944-40-50-3.
2. You report insurance underwriting income of $264.2 million, insurance claims incurred, net of reinsurance of $139.6 million, and a change in insurance reserves of
       $98.8 million in your financial statements for the year ended March 31, 2024. In your
       Form 10-Q for the nine month period ended December 31, 2024, you report insurance underwriting income of $467.2 million, insurance claims incurred, net of reinsurance of $218.5 million, and a change in insurance reserves of $164.4 million. Please tell us the amounts related to your long duration insurance contracts compared to your short duration insurance contracts. Tell us your consideration of expanding disclosure related to the lines of insurance you offer and providing disclosure related to the
 March 26, 2025
Page 2

       claims development of your short duration insurance products. Refer to ASC 944-40-
       50-4A through 4I.
Note 30 - Segment Reporting, page 166

3. Please revise future filings to disclose your entity-wide information concerning revenues and long-lived assets by geographic area. Refer to ASC 280-10-50-41.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets